Exhibit 99.1

Copa Holdings Reports Net Profit of $104.0 million and EPS of $2.45 for the Third Quarter of 2019

Panama City, Panama --- Nov 13, 2019. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the third quarter of 2019 (3Q19). The terms “Copa Holdings" and "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the third quarter of 2018 (3Q18).

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net profit of US$104.0 million for 3Q19 or earnings per share (EPS) of US$2.45, compared to net profit of US$57.6 million or earnings per share of US$1.36 in 3Q18.

▪	Operating profit for 3Q19 came in at US$132.9 million, representing a 70.9% increase from an operating profit of US$77.8 million in 3Q18.

▪	Total revenues for 3Q19 increased 5.3% to US$708.2 million. Yield per passenger mile increased 7.9% to 12.5 cents and revenue per available seat mile (RASM) increased 9.4% to 11.1 cents.

▪	Operating cost per available seat mile (CASM) increased 0.5% to 9.0 cents in 3Q19. Excluding fuel costs, CASM increased 5.5% from 5.9 cents in 3Q18 to 6.2 cents in 3Q19, mainly due to the decrease in capacity related to the grounding of the Boeing MAX fleet.

▪	Operating margin for 3Q19 came in at 18.8%, 7.2 percentage points higher than the 11.6% generated in 3Q18.

▪	While capacity (measured in available seat miles, or ASMs) decreased by 3.7% in 3Q19 due to the grounding of the Boeing MAX fleet, consolidated passenger traffic (measured in revenue passenger miles, or RPMs) decreased by only 2.2%. As a result, consolidated load factor for the quarter increased 1.4 percentage points to 85.6%.

▪	The sum of cash, short-term and long-term investments was US$885.5 million at the end of 3Q19, representing approximately 33% of the last twelve months’ revenues.

▪	Despite the operational challenges presented by the grounding of its Boeing MAX fleet, Copa Airlines delivered an on-time performance of over 92% and a flight-completion factor of 99.8%, maintaining its position among the best in the industry.

▪	Copa Holdings ended the quarter with a consolidated fleet of 103 aircraft – 68 Boeing 737-800s, 14 Boeing 737-700s, 15 Embraer-190s and 6 Boeing MAX9s.

▪	The Company has not taken any aircraft deliveries since the world-wide grounding of the Boeing MAX fleet took effect in March 2019. According to its original growth plan for 2019, the Company should have received six additional Boeing MAX9s during the first three quarters of the year and would have received one more in the fourth quarter to end the year with 13 Boeing MAX9 aircraft.

Subsequent Events

▪	Copa Holdings will pay its fourth quarterly dividend of $0.65 per share on December 13, to all Class A and Class B shareholders on record as of November 29, 2019.

▪	As part of the world-wide grounding of the Boeing MAX fleet, the Company has removed all Boeing MAX operations from its schedule until mid-February 2020.

▪	As part of its plan to increase efficiencies, the Company has decided to accelerate the exit of its E190 fleet and is planning to sell the remaining 14 aircraft over the next 18 months, 3 years earlier than previously planned. This anticipated exit could result in a book loss in the range of US$90 million related to the sale of the aircraft and spare parts inventory.

Consolidated Financial & Operating Highlights	3Q19	3Q18*	Variance vs. 3Q18*	2Q19	Variance vs. 2Q19
Revenue Passengers Carried ('000)	2,703	2,591	4.3%	2,550	6.0%
RPMs (mm)	5,466	5,587	-2.2%	5,249	4.1%
ASMs (mm)	6,383	6,629	-3.7%	6,166	3.5%
Load Factor	85.6%	84.3%	1.4 p.p.	85.1%	0.5 p.p.
Yield	12.5	11.6	7.9%	11.8	6.0%
PRASM (US$ Cents)	10.7	9.8	9.7%	10.1	6.7%
RASM (US$ Cents)	11.1	10.1	9.4%	10.5	6.0%
CASM (US$ Cents)	9.0	9.0	0.5%	9.1	-1.2%
CASM Excl. Fuel (US$ Cents)	6.2	5.9	5.5%	6.2	-0.3%
Fuel Gallons Consumed (Millions)	82.0	84.2	-2.7%	79.3	3.3%
Avg. Price Per Fuel Gallon (US$ Dollars)	2.16	2.40	-10.2%	2.22	-3.0%
Average Length of Haul (Miles)	2,022	2,156	-6.2%	2,058	-1.8%
Average Stage Length (Miles)	1,295	1,331	-2.7%	1,279	1.3%
Departures	33,373	33,775	-1.2%	32,676	2.1%
Block Hours	109,614	114,009	-3.9%	106,425	3.0%
Average Aircraft Utilization (Hours)	11.5	12.3	-6.2%	11.2	2.2%
Operating Revenues (US$ mm)	708.2	672.4	5.3%	645.1	9.8%
Operating Profit (US$ mm)	132.9	77.8	70.9%	82.6	60.9%
Operating Margin	18.8%	11.6%	7.2 p.p.	12.8%	6.0 p.p.
Net Profit (US$ mm)	104.0	57.6	80.6%	50.9	104.4%
EPS - Basic and Diluted (US$)	2.45	1.36	80.5%	1.20	104.4%
# of Shares - Basic and Diluted ('000)	42,487	42,469	0.0%	42,478	0.0%

*Restated for the retrospective adoption of IFRS16.

Notes:

•	Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.
•	The Company is taking into account the six grounded Boeing MAX9 aircraft currently in its fleet in the calculation of all its financial and operating statistics.

MANAGEMENT’S COMMENTS ON 3Q19 RESULTS

Despite the operational and financial impact of the grounding of its Boeing MAX fleet, Copa Holdings delivered a great quarter, with strong financial results and outstanding operational metrics. Higher load factors and yields resulted in a significant unit revenue increase, which generated a 18.8% operating margin for the quarter, a 7.2 percentage point increase over 3Q18. In terms of operational results, the Company delivered a 92% on-time performance and 99.8% completion factor, placing it again among the best in the industry.

The Company´s consolidated operating revenue increased 5.3% to US$708.2 million during the quarter, despite a 3.7% decrease in capacity compared to 3Q18.

Load factor came in at 85.6%, or 1.4 percentage points above 3Q18. Yields improved 7.9% to 12.5 cents. As a result, passenger revenues per ASM (PRASM) increased 9.7% to 10.7 cents in 3Q19.

Total operating expenses for 3Q19 decreased 3.2% to US$575.3 million, while operating expenses per ASM (CASM) increased 0.5% to 9.0 cents. Excluding fuel costs, CASM increased 5.5% to 6.2 cents, mainly due to the capacity reduction resulting from the grounding of the Boeing MAX fleet.

Aircraft fuel expense decreased by 12.6%, or US$25.5 million, compared to 3Q18 due to lower jet fuel prices and fewer gallons consumed given the lower capacity. The Company’s effective jet fuel price decreased 10.2%, from an average of US$2.40 per gallon in 3Q18 to an average of US$2.16 per gallon in 3Q19.

The Company recorded non-operating expense of US$16.6 million for 3Q19 compared to non-operating expense of US$8.9 million in 3Q18. The non-operating expense in 3Q19 was mostly comprised of a net interest expense of US$6.6 million and a US$9.6 million translation loss due to foreign currency fluctuations, primarily resulting from the significant devaluation of the Argentine Peso.

Copa Holdings closed the quarter with US$ 885.5 million in cash, short-term and long-term investments, representing approximately 33% of last twelve months´ revenues.

Total debt at the end of 3Q19 amounted to US$1.10 billion compared to US$1.29 billion at the end of 2018, all of which is related to aircraft financing. At the end of the quarter, the Company’s lease liability-adjusted net debt to EBITDA ratio was 0.8 times.

The company has a very solid business model, which is based on operating the best and most convenient network for intra-Latin America travel from its Hub of the Americas® based in Panama’s advantageous geographic position, with the region’s lowest unit costs, best on-time performance, and a strong balance sheet. Going forward, the Company expects to continue strengthening its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product, while continuing to reduce unit costs.

OUTLOOK FOR 2019

For 2019, the Company updates its guidance as follows: Given the Boeing MAX grounding, consolidated capacity is now expected to decrease approximately 3% year over year. Operating margin is expected to come in at approximately 16%.

Financial Outlook	2019 Guidance	2018 Actual*
Capacity - YOY ASMs	-3%	7.9%
Operating Margin	~16%	13.0%

*Restated for the retrospective adoption of IFRS16.

Factored into the above-mentioned outlook is a load factor of approximately 85%, unit revenues (RASM) of 10.7 cents, Unit Costs excluding Fuel (CASM Excl. Fuel) of 6.3 cents and an effective average price per gallon of jet fuel, including into-plane costs, of US$2.15.

OUTLOOK FOR 2020 – PRELIMINARY

As always, we remind you that at this point our visibility into the next year is very limited. Additionally, our capacity growth, unit cost, and unit revenue assumptions are highly sensitive to the timing of the lifting of the Boeing MAX fleet grounding, which remains subject to substantial uncertainty.

Financial Outlook	2020 Preliminary Guidance
Capacity - YOY ASM Growth	~5%
Operating Margin	16-18%

The estimated average effective price per gallon of jet fuel for 2020, including into-plane costs, is US$2.10 per gallon.

The Company’s guidance makes certain assumptions regarding the impact of the grounding of the Boeing MAX fleet, including an assumed return to service date in mid-February. Any changes in these assumptions could influence the guidance for the year.

CONSOLIDATED THIRD QUARTER RESULTS

Operating revenue

Consolidated revenue for 3Q19 totaled US$708.2 million, a 5.3% or US$35.8 million increase from operating revenue of US$672.4 million in 3Q18.

Passenger revenue totaled US$685.3 million, an increase of 5.6% from passenger revenue of US$649.1 million in 3Q18. A 1.4 percentage point increase in load factor and a 7.9% increase in passenger yield resulted in a 9.7% increase in PRASM.

Cargo and mail revenue totaled US$14.6 million in 3Q19, less than the US$15.9 million totaled in 3Q18 due to lower capacity.

Other operating revenue totaled US$8.2 million in 3Q19, a 11.5% increase over other operating revenue of US$7.4 million in 3Q18 mostly due to higher non-air frequent flyer program revenues.

Operating expenses

For 3Q19, operating expenses decreased 3.2% to US$575.3 million, representing operating cost per available seat mile (CASM) of 9.0 cents. Operating cost per available seat mile, excluding fuel costs (CASM Excl. Fuel), increased 5.5% to 6.2 cents in 3Q19, mostly due to the Boeing MAX fleet grounding.

Fuel totaled US$177.6 million, a US$25.5 million, or 12.6%, decrease over aircraft fuel expense of US$203.1 million in 3Q18. This decrease was a result of 2.7% fewer gallons consumed due to the Boeing MAX fleet grounding, and a 10.2% lower average price per gallon of jet fuel (all-in), which averaged US$2.16 in 3Q19, compared to US$2.40 in 3Q18.

Wages, salaries, benefits and other employees' expenses totaled US$113.4 million, a 3.3% increase over salaries and benefits of US$109.8 million in 3Q18, due to an increase in operational staff for planned growth and higher variable compensation provisions.

Passenger servicing expenses totaled US$26.2 million, a 1.1% decrease over passenger servicing of US$26.5 million in 3Q18. This decrease resulted primarily from a decrease in the average length of haul.

Airport facilities and handling charges totaled US$47.0 million, a 0.8% decrease over US$47.4 million in 3Q18. This was primarily a result of a decrease in the number of departures.

Sales and distribution expenses totaled US$53.0 million, a 2.2% increase from an expense of US$51.8 million in 3Q18, resulting from an increase in net bookings.

Maintenance, material and repairs totaled US$30.6 million, a 24.4% increase from maintenance, material and repairs of US$24.6 million in 3Q18. This was a result of changes in supplemental rent provisions related to aircraft utilization in 3Q18, as well as landing gear and APU maintenance events performed during the quarter, which are fully expensed as incurred.

Depreciation and amortization totaled US$72.9 million in 3Q19, a 2.4% increase from depreciation and amortization of US$71.1 million in 3Q18 due to aircraft deliveries in 4Q19, and 1Q19.

Flight operation expenses decreased 3.1%, from US$27.4 million in 3Q18 to US$26.6 million in 3Q19, mostly due to less block hours.

Other operating and administrative expenses totaled US$28.0 million in 3Q19, a decrease of 14.4% from 3Q18, mainly due to lower overhead expenses.

Non-operating Income (Expense)

Consolidated non-operating income (expense) resulted in a net expense of US$16.6 million in 3Q19, compared to a net expense of US$8.9 million in 3Q18.

Finance cost totaled US$12.7 million in 3Q19, flat when compared to 3Q18.

Finance income totaled US$6.1 million, flat when compared to 3Q18.

Gain (loss) on foreign currency fluctuations totaled a US$9.6 million loss, compared to a US$2.4 million loss in 3Q18. This translational loss was mainly driven by depreciation in the Argentinian and Brazilian currencies.

Other non-operating (income) expense resulted in a net expense of US$0.4 million in 3Q19.

Income Tax Expense totaled US$12.3 million for the quarter, US$1.0 million higher than in 3Q18. For the full year 2019 the Company expects its effective tax rate to be approximately 13%.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 80 destinations in 33 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 102 aircraft: 6 Boeing 737 MAX9s, 82 Boeing 737NG aircraft and 14 EMBRAER-190s. For more information visit: www.copa.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: 011 507 304-2774

https://copa.gcs-web.com/

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	3Q19	3Q18*	Change	2Q19	Change
Operating Revenues
Passenger revenue	685,337	649,110	5.6%	620,538	10.4%
Cargo and mail revenue	14,647	15,919	-8.0%	16,464	-11.0%
Other operating revenue	8,226	7,375	11.5%	8,100	1.6%
Total Operating Revenue	708,210	672,405	5.3%	645,102	9.8%

Operating Expenses
Fuel	177,603	203,121	-12.6%	177,169	0.2%
Wages, salaries, benefits and other employees' expenses	113,398	109,814	3.3%	108,342	4.7%
Passenger servicing	26,204	26,487	-1.1%	25,530	2.6%
Airport facilities and handling charges	47,022	47,415	-0.8%	44,698	5.2%
Sales and distribution	52,980	51,832	2.2%	51,289	3.3%
Maintenance, materials and repairs	30,632	24,626	24.4%	31,235	-1.9%
Depreciation and amortization	72,876	71,149	2.4%	70,549	3.3%
Flight operations	26,572	27,434	-3.1%	25,450	4.4%
Other operating and administrative expenses	28,047	32,762	-14.4%	28,240	-0.7%
Total Operating Expense	575,334	594,640	-3.2%	562,502	2.3%

Operating Profit	132,876	77,765	70.9%	82,601	60.9%

Non-operating Income (Expense):
Finance cost	(12,696)	(12,718)	-0.2%	(13,573)	-6.5%
Finance income	6,121	6,228	-1.7%	6,041	1.3%
Gain (loss) on foreign currency fluctuations	(9,641)	(2,446)	n/m	(2,213)	n/m
Other non-operating income (expense)	(350)	40	n/m	(2,115)	-83.4%
Total Non-Operating Income/(Expense)	(16,567)	(8,897)	86.2%	(11,859)	39.7%

Profit before taxes	116,309	68,868	68.9%	70,742	64.4%

Income tax expense	12,332	11,298	9.2%	19,876	-38.0%

Net Profit	103,978	57,570	80.6%	50,866	104.4%

EPS - Basic and Diluted	2.45	1.36	80.5%	1.20	104.4%
Shares - Basic and Diluted	42,487,355	42,469,122	0.0%	42,478,415	0.0%

* Restated for retrospective adoption of IFRS 16

Copa Holdings, S. A. and subsidiaries

Consolidated statement of financial position

(US$ Thousands)

	September 30	December 31
	2019	2018
	(Unaudited)	(Restated) *
ASSETS

Current Assets
Cash and cash equivalents	225,289	156,158
Short-term investments	536,084	566,200
Total cash, cash equivalents and short-term investments	761,374	722,359

Accounts receivable, net	138,249	115,831
Accounts receivable from related parties	2,850	223
Expendable parts and supplies, net	93,081	86,530
Prepaid expenses	53,430	74,384
Prepaid income tax	916	10,357
Other current assets	19,156	54,387
TOTAL CURRENT ASSETS	1,069,057	1,064,071

Long-term investments	124,169	138,846
Long-term accounts receivable	1,942	1,177
Long-term prepaid expenses	16,551	25,637
Property and equipment, net	2,738,111	2,701,322
Right of use assets	317,423	361,993
Intangible, net	108,474	101,168
Net pension asset	6,145	5,091
Deferred tax assets	17,617	16,041
Other Non-Current Assets	17,422	33,899
TOTAL NON-CURRENT ASSETS	3,347,855	3,385,174

TOTAL ASSETS	4,416,912	4,449,245

Current maturities of long-term debt	135,982	311,965
Current portion of lease liability	99,838	102,452
Accounts payable	101,108	129,851
Accounts payable to related parties	14,002	14,674
Air traffic liability	504,921	471,676
Frequent flyer deferred revenue	78,021	67,814
Taxes and interest payable	45,278	44,749
Employee benefits obligations	44,454	42,890
Income tax payable	4,683	-
Other Current Liabilities	203	604
TOTAL CURRENT LIABILITIES	1,028,490	1,186,674
	-
Long-term debt	965,500	975,283
Lease Liability	231,079	273,231
Other long - term liabilities	178,920	161,571
Deferred tax Liabilities	44,761	48,940
TOTAL NON-CURRENT LIABILITIES	1,420,260	1,459,025

TOTAL LIABILITIES	2,448,750	2,645,700

EQUITY
Issued Capital
Class A -33,825,130 issued and 31,328,697 outstanding	21,139	21,087
Class B common stock - 10,938,125	7,466	7,466
Additional Paid-In Capital	84,338	80,041
Treasury Stock	(136,388)	(136,388)
Retained Earnings	1,752,710	1,835,566
Net profit	244,275	-
Other comprehensive loss	(5,378)	(4,227)

TOTAL EQUITY	1,968,162	1,803,545

TOTAL EQUITY LIABILITIES	4,416,912	4,449,245

* Restated for the retrospective adoption of IFRS 16.

Consolidated Statement of Cash Flows

For the nine months ended September 30,

(In US$ thousands)

	2019	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities	548,947	377,941	603,995
Cash flow used in investing activities	(32,863)	(129,541)	(344,088)
Cash flow used in financing activities	(446,953)	(316,461)	(342,001)
Net increase (decrease) in cash and cash equivalents	69,131	(68,061)	(82,094)
Cash and cash equivalents at January 1	156,158	238,792	331,687
Cash and cash equivalents at September 30	$225,289	$170,731	$249,593

Short-term investments	536,084	579,246	565,994
Long-term investments	124,169	165,865	155,953
Total cash and cash equivalents and investments at September 30	$885,542	$915,842	$971,540

Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: Operating CASM Excluding Fuel. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation and should be considered together with comparable IFRS measures. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Operating Costs per ASM
Excluding Fuel (CASM Excl. Fuel)	3Q19	3Q18*	2Q19
Operating Costs per ASM as Reported (in US$ Cents)	9.0	9.0	9.1
Aircraft fuel per ASM (in US$ Cents)	(2.8)	(3.1)	(2.9)
Operating Costs per ASM excluding fuel (in US$ Cents)	6.2	5.9	6.2

*  Restated for retrospective adoption of IFRS 16